FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2014

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 22 May 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to London Stock Exchange dated 22 May 2014
                                         Unilever sells Ragu & Bertolli Pasta Sauce Brands

Exhibit 99

Press Office
Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY
Email: press-office.london@unilever.com Web: www.unilever.com

News Release News Release News Release News Release

FOR IMMEDIATE RELEASE

Unilever Agrees to Sell Ragu and Bertolli
Pasta Sauce Brands to Mizkan Group

London & Rotterdam - May 22, 2014 - Unilever today announced that it has signed an agreement for the sale of its North America pasta sauces business under the Ragu and Bertolli brands to Mizkan Group for a total cash consideration of approximately $2.15 billion. The annual turnover for Ragu and Bertolli is more than $600 million.

The transaction includes two production facilities - a sauce processing and packaging facility in Owensboro, Kentucky, and a tomato processing facility in Stockton, California.

Kees Kruythoff, president of Unilever North America, said: " This sale represents one of the final steps in reshaping our portfolio in North America to deliver sustainable growth for Unilever, and enables us to sharpen our focus within our foods business. The Ragu and Bertolli business leads the pasta sauce category in the United States, and we believe that the potential of both brands can be fully realized with Mizkan."

The transaction, subject to regulatory approval and customary closing conditions, is expected to close by the end of June.

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Media Contacts:
Unilever PLC (London): Lucila Zambrano +44 20 7822 5354 or Lucila.zambrano@unilever.com

Unilever NV (Rotterdam): Marc Potma +31 (0) 10 2174844 or mediarelations.rotterdam@unilever.com

Unilever North America (Englewood Cliffs, NJ): Anita Larsen +1 201-894-7760 or MediaRelations.USA@unilever.com

ENDS
CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever
Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. We work with 173,000 colleagues around the world and generated annual sales of €49.8 billion in 2013. Over half of our company's footprint is in the faster growing developing and emerging markets (57% in 2013). Working to create a better future every day, we help people feel good, look good and get more out of life. Our portfolio includes some of the world's best known brands, 14 of which - Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Surf, Lipton, Rexona / Sure, Wall's ice cream, Lux, Flora / Becel, Rama / Blue Band, Magnum and Axe / Lynx - now generate a turnover of €1 billion or more.

Our ambition is to double the size of our business, whilst reducing our overall environmental footprint (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals, we have defined seven pillars, underpinned by targets encompassing social, environmental and economic areas. See more on the Unilever Sustainable Living Plan at www.unilever.com/sustainable-living/.

Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. Unilever has been named sector leader of the CDP's Forests programme for three consecutive years, and in 2014 led the list of Global Corporate Sustainability Leaders in the GlobeScan/SustainAbility annual survey - for the fourth year running. Unilever was named LinkedIn's third most sought-after employer worldwide in 2013.

For more information about Unilever and its brands, please visit www.unilever.com.

About Mizkan
The Mizkan Group is a 200-year old privately held international food manufacturer, based in Handa City, Japan. The Mizkan Group has a stable of well-known international brands, under the "Mizkan" umbrella brand and is a leader in the liquid condiment category. The Mizkan Group has operating facilities around the globe, including Japan, China, the United Kingdom, the United States, Thailand, Singapore, Hong Kong & Taiwan. The Mizkan Group has six offices, 17 factories and 2,900 staff in Japan, North America, Europe and Asia Pacific. More information about The Mizhan Group can be found at www.mizkan.com.

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